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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

MAIN STREET RESTAURANT GROUP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)
560345308
(CUSIP Number)
BRADFORD L. HONIGFELD
78 OKNER PARKWAY
LIVINGSTON, NJ 07039

COPY TO:
BLAKE HORNICK, ESQ.
PRYOR CASHMAN SHERMAN & FLYNN LLP
410 PARK AVENUE
NEW YORK, NY 10022
(212) 326-0133
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
MAY 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Bradford L. Honigfeld

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,260,802

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,260,802

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,260,802

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Briad Main Street, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4870174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,260,802

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,260,802

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,260,802

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Main Street Acquisition Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3619906

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,260,802

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,260,802

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,260,802

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2005 (“Amendment No. 1”), by Mr. Bradford L. Honigfeld, the owner, developer and operator, through affiliated entities, of fast-food restaurants (Wendy’s), casual dining restaurants (TGI Friday’s) and limited service hotels, with respect to the common stock, par value $.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”).
     This Amendment No. 2 is being filed to report Mr. Honigfeld’s disposition of all 2,260,802 shares of Common Stock to Main Street Acquisition Corporation (“MSAC”) through Briad Main Street, Inc. (“BMS”), which is wholly-owned by Mr. Honigfeld. MSAC is a wholly-owned subsidiary of BMS. In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Amendment No. 2 reports all of the securities indirectly beneficially owned by Mr. Honigfeld and BMS which are now directly beneficially owned by MSAC. In addition, this Amendment No. 2 also is being filed to disclose that BMS, MSAC and the Issuer have entered into an agreement and plan of merger pursuant to which BMS and MSAC intend to commence a cash tender offer for all of the outstanding shares of Common Stock not owned by BMS and MSAC.
     All capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D. Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND.
     Item 2 of the Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated in its entirety to read as follows:
     This statement on Schedule 13D is being filed by Main Street Acquisition Corporation (“MSAC”), a Delaware corporation and wholly-owned subsidiary of Briad Main Street, Inc. (“BMS”), a Nevada corporation that is wholly-owned by Bradford L. Honigfeld (“Mr. Honigfeld,” and together with MSAC and BMS, the “Reporting Persons”). Mr. Honigfeld is the owner, developer, and operator, through affiliated entities, of fast-food restaurants (Wendy’s), casual dining restaurants (TGI Friday’s) and limited service hotels.
     Mr. Honigfeld formed MSAC and BMS for the purpose of acquiring Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal business of MSAC is to serve as an acquisition vehicle for the purpose of consummating the cash tender offer to purchase all of the outstanding shares of Common Stock of the Issuer not owned by BMS and MSAC (the “Offer”). The principal business of BMS is to serve as the entity through which Mr. Honigfeld may conduct the Offer. Mr. Honigfeld is the sole director, president, secretary and treasurer of BMS and MSAC.
     During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Honigfeld is a citizen of the United States.
     The principal place of business for each of Mr. Honigfeld, MSAC and BMS is 78 Okner Parkway, Livingston, NJ 07039.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
     BMS and MSAC have established a $120 million credit facility (the “Senior Credit Facility”) with Bank of America, N.A., (“BOA”) as the Administrative Agent, the Swing Line Lender, the L/C Issuer and a Lender, Banc of America Securities LLC, (“BOAS”) as the Sole Lead Arranger and the Sole Book Manager, and such other lender parties as may participate as lenders under the Senior Credit Facility from time to time. In connection with the Senior Credit Facility, BMS and MSAC have entered into a Credit Agreement dated as of May 19, 2006 with BOA and BOAS (the “Senior Credit Agreement”). In addition, BMS and MSAC have established a subordinated $35 million credit facility (the “Subordinated Credit Facility,” and together with the “Senior Credit Facility, the “Credit Facilities”) with BOA, BOAS as the Sole Lead Arranger and the Sole Book Manager, and such other lender parties as may participate as lenders under the Subordinated Credit Facility from time to time. In connection with the Subordinated Credit Facility, BMS and MSAC have entered into a Senior Subordinated Loan Agreement dated as of May 19, 2006 (the “Subordinated Loan Agreement,” and together with the Senior Credit Agreement, the “Loan Agreements”).
     Any and all funds initially drawn from the Credit Facilities by BMS and MSAC (excluding the $20 million revolving credit facility that is part of the Senior Credit Facility), together with an expected capital contribution to be made by Mr. Honigfeld, shall be used to: (i) fund the acquisition costs arising from the consummation of both the Offer and the Merger described under Item 4 of this Amendment, (ii) repay certain outstanding indebtedness of the Issuer, and (iii) pay related transaction costs incurred in connection with the Offer and Merger (collectively, the “Aggregate Costs”). The expected drawings from the Credit Facilities by BMS and MSAC, the expected capital contribution from Mr. Honigfeld, and the payment of the Aggregate Costs will in each case be made on the date which the Offer and Merger are simultaneously consummated in accordance with the Merger Agreement (as such term is defined under Item 4 of this Amendment).
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     On May 19, 2006, BMS, MSAC and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which BMS and MSAC will commence a tender offer to purchase all of the outstanding shares of Issuer’s Common Stock not owned by BMS and MSAC (the “Shares”) at a purchase price of $6.40 per share in cash (the “Offer”). If the Offer is consummated and all necessary stockholder approvals are obtained, MSAC will merge with and into the Issuer, and the Issuer will be the surviving corporation and a wholly-owned subsidiary of BMS.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (the “Minimum Number of Shares”) which, together with shares beneficially owned by the Reporting Persons and their respective affiliates (the “Acquisition Shares”), would represent on the date of purchase at least 90% of the outstanding Shares (the “Minimum Condition”).
     The Offer also will be subject to other customary conditions, including without limitation (i) the expiration of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) that no change in the business, financial condition or results of operations has occurred that would have a material adverse effect on the Issuer, and (iii) that there shall not have been (a) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) a material limitation by any governmental entity on the extension of credit by banks or other lending institutions, or (d) a commencement of war or armed hostilities or other national or international crisis directly involving the United States (other than an action involving United Nations’ personnel or support of United Nations’ personnel). The Offer will not be subject to or conditioned upon any financing arrangements.
     Assuming the completion of the Offer, BMS intends to seek delisting of the Issuer’s shares of Common Stock from the Nasdaq National Market and to cause the Issuer to apply for termination of registration of the shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met.
     Under the Merger Agreement, if all of the conditions to the Offer are met other than the Minimum Condition and BMS and MSAC do not elect to waive the Minimum Condition, then BMS and MSAC shall terminate the Offer and the Issuer will call a meeting of its stockholders and submit the Merger to a vote of the Issuer’s stockholders, which will be on the same terms as the Offer.
     BMS and MSAC expect to commence the tender offer on or before June 1, 2006.
     A copy of the Merger Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.
     On May 19, 2006, MSAC and BMS entered into separate Stock Tender and Voting Agreements (collectively, the “Voting Agreements”) with each of John Antioco, the Antioco Limited Partnership, The Antioco LLC, Lorraine Antioco, CIC MSRG LP, The Zyman Foundation Inc. and the Sergio S. Zyman IRA (each a “Related Tendering Party” and collectively, the “Related Tendering Parties”) relating to an aggregate of 6,646,088 Shares beneficially owned or controlled by such persons. Pursuant to the Voting Agreements, each of the Related Tendering Parties has agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to (i) validly tender, pursuant to and in accordance with the terms of the Offer, not later than the close of business on the tenth (10th) calendar day after the Offer commences, all shares of Common Stock owned by such Related Tendering Parties as of that date and any shares of Common Stock thereafter acquired by such stockholder, (ii) vote all of the Common Stock owned by it and any Common Stock acquired by it in the future (A) in favor of the Merger, and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement, (B) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Issuer under the Merger Agreement, and (C) against potential competing transaction proposals and certain other transactions and corporate actions that would impede, interfere with or adversely affect the transactions contemplated by the Merger Agreement, and (iii) grant to, and appoint, MSAC and any designee of MSAC, and each of them individually, such stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in the name, place, and stead of such stockholder, to vote or act by written consent during the period of the Offer prior to the consummation of the Merger. All references to the Voting Agreements are qualified in their entirety by reference to the copies of such agreements filed herewith as Exhibits 99.2 through 99.5, and are incorporated herein by reference.
     On May 22, 2006, the Issuer, issued a press release announcing BMS’s and MSAC’s intent to commence the Offer. A copy of the press release is filed herewith as Exhibit 99.6 and is incorporated herein by reference.
     As previously disclosed in Mr. Honigfeld’s Schedule 13 filed with the SEC on April 29, 2005, Mr. Honigfeld previously entered into an Amended and Restated Stock Purchase Agreement by and between Mr. Honigfeld and Mr. Bart A. Brown, Jr. (the “Purchase Agreement”) dated as of April 20, 2005, which Purchase Agreement provided for, among other things, the acquisition by Mr. Honigfeld of 1,689,296 outstanding shares of the Issuer’s common stock and rights in other shares of the Issuer’s common stock reserved for future issuance upon the exercise of options. The Purchase Agreement was filed as Exhibit 1 to Mr. Honigfeld’s Schedule 13D filed with the SEC on April 29, 2005. On April 19, 2006, Mr. Honigfeld and Mr. Brown executed a letter agreement (the “Letter Agreement”) which provided for, among other things, a prohibition on Mr. Brown’s exercise of his options (in which case they will expire unexercised) and, in the event of a tender offer by Mr. Honigfeld, Mr. Brown would receive from Mr. Honigfeld (or MSAC) an amount equal to $339,191.25. A copy of the Letter Agreement is filed herewith as Exhibit 99.7 and is incorporated herein by reference.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) MSAC has acquired directly, and BMS and Mr. Honigfeld have acquired indirectly, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,260,802 shares of Common Stock, representing approximately 13.1% of the outstanding shares of Common Stock of the Issuer.(1)
     (b) Mr. Honigfeld has sole power to vote and to dispose of 2,260,802 shares of Common Stock.
     (c) None.
     (d) Inapplicable.
     (e) Inapplicable.

(1)	For purposes of calculating the percentage of ownership of Common Stock held by MSAC, BMS and Mr. Honigfeld, the Issuer is deemed to have 17,230,176 shares of Common Stock outstanding as of May 12, 2006, as reported in its Current Report on Form 8-K dated May 19, 2006.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Except as described above or in responses to Items 3 and 4 of this Amendment No. 2, which are hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Agreement and Plan of Merger by and among Briad Main Street, Inc., Main Street Acquisition Corporation and Main Street Restaurant Group, Inc. dated as of May 19, 2006.

Exhibit 99.2:	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, John F. Antioco, the Antioco Limited Partnership and The Antioco LLC.

Exhibit 99.3:	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and Lorraine Antioco.

Exhibit 99.4:	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, The Zyman Foundation, Inc. and the Sergio S. Zyman IRA.

Exhibit 99.5:	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.

Exhibit 99.6:	Press Release of Main Street Restaurant Group, Inc. dated May 22, 2006.

Exhibit 99.7:	Letter Agreement dated April 19, 2006 by and between Bradford L. Honigfeld and Bart A. Brown, Jr.

Exhibit 99.8:	Joint Filing Agreement by and among Bradford L. Honigfeld, Briad Main Street, Inc. and Main Street Acquisition Corporation.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2006	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld

BRIAD MAIN STREET, INC.
Dated: May 23, 2006	By:	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld
President

MAIN STREET ACQUISITION CORPORATION
Dated: May 23, 2006	By:	/s/ Bradford L. Honigfeld
Bradford L. Honigfeld
President